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02004972

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SEC FILE NUMBER
8-41857

MAR 0 4 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR 4 2002
516

NAME OF BROKER - DEALER:

ewealth securities, inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

229 Bay Street
(No. and Street)

Glens Falls	NY	12801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F.L. Patton Gilmour — (518) 798-8460
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN BUREN & HAUKE, LLC, CPA's
(Name - if individual, state last, first, middle name)

63 WALL STREET, SUITE 2501	NEW YORK	NY	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, F.L. Patton Gilmour, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of ewealth securities, inc. (Company) at December 31, 2001 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.



F.L. Patton Gilmour, President

Sworn and subscribed to before me this 28 day of February, 2002.



Notary Public
Teton Co. WY


LLEWELLYN ANDERSON - NOTARY PUBLIC
County of Teton
State of Wyoming
My Commission Expires Dec. 12, 2004

ewealth securities, inc.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

VB&H | Van Buren & Hauke, LLC
Certified Public Accountants | 63 Wall Street
Suite 2501
New York, New York 10005 | Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors
ewealth securities, inc.

We have audited the accompanying balance sheet of ewealth securities, inc. as of December 31, 2001 and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ewealth securities, inc. at December 31, 2001, and the results of its operations, cash flows, and changes in stockholder's equity for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, NY
February 15, 2002

ewealth securities, inc
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Cash	$	68
Money market fund		36,680
Commissions receivable		8,772
Mutual fund		166,557
Receivable from parent company		40,000
Receivable from affiliated company		39,000
Total Assets	$	291,077

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	34,730
Total Liabilities		34,730
Contingencies		-
Stockholder's Equity:		
Common stock (no par value, 100 shares issued and authorized)		5,000
Additional paid-in capital		352,292
Retained earnings		(100,945)
Total Stockholder's Equity		256,347
Total Liabilities and Stockholder's Equity	$	291,077

See accompanying notes.

ewealth securities, inc
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions	$	175,067
Interest income		4,224
Other		17,341
Total Revenues		196,632
Costs and Expenses:		
Salaries and related taxes		146,318
Office supplies and postage		5,473
Professional services		3,895
Clearing charges		100,633
Consulting fees to affiliated company		16,025
Registration		44,433
Other		6,855
Total Costs and Expenses		323,632
Net (Loss)	$	(127,000)

See accompanying notes.

ewealth securities, inc

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net (loss)	$ (127,000)
Adjustment to reconcile net (loss) to net cash (used) by operating activities:	
(Increase) decrease in assets:	
Commissions receivable	10,888
Clearing deposit	5,162
Corporate bonds	29,490
Mutual fund	(166,557)
Receivable from parent company	(40,000)
Receivable from affiliated company	(39,000)
Accounts payable and accrued expenses	28,181
Total adjustments	(171,836)
Net Cash (Used) By Operating Activities	(298,836)
Cash Flows From Investing Activities:	
Shareholder contribution	159,610
Decrease in marketable securities	175,248
Decrease in money market fund	(36,680)
Net Cash Provided by Investing Activities	298,178
Net (Decrease) In Cash	(658)
Cash at beginning of the year	726
Cash at end of the year	$ 68

See accompanying notes.

ewealth securities, inc
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2001	$ 5,000	$ 192,682	$ 26,055	$ 223,737
Shareholder contribution	-	159,610	-	159,610
Net (Loss)	-	-	(127,000)	(127,000)
Balance, December 31, 2001	$ 5,000	$ 352,292	$ (100,945)	$ 256,347

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

ewealth securities, inc. (Company) is a registered broker-dealer in securities transactions under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is engaged in a single line of business as a securities broker-dealer, and limits its business to agency transactions.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

The Company is a wholly-owned subsidiary eWealth Holdings, Inc. (parent).

The Company has a December 31 year-end.

Pursuant to an agreement between the Company and FISERV Correspondent Services, Inc. (FISERV), securities transactions of the Company are cleared through FISERV, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by FISERV.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities and clearing deposit funds are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions Receivable
Commissions receivable consists of money due from the Company's clearing house for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2001.

3. RELATED PARTY TRANSACTIONS

The Company shares its premises with its parent company. The Company and its parent have an agreement whereby a majority of the Company's expenses are the obligation of the parent. In 2001, the Company expensed $44,433 as consultant fees.

4. INCOME TAXES

The Company has not recorded a tax provision in 2001 because of its loss. Any benefit from the loss has been completely offset by a valuation allowance.

5. CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1 under the Securities Exchange Act of 1934) which riskless that aggregate indebtedness must not exceed 15 times net capital, as defined under the Act. At December 31, 2001, the Company's net capital was $151,629 and its minimum net capital for the year as required under the Act was $50,000. The percentage of aggregate indebtedness to net capital was 15% at December 31, 2001.

6. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

ewealth securities, inc
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL:		
Total stockholder's equity	$	256,347
Deductions and/or charges:		
Non-allowable assets		(79,000)
Net capital before haircuts on securities positions		177,347
Haricuts on securities positions		25,718
Net Capital	$	151,629
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	34,730
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	50,000
Excess net capital	$	101,629
Excess net capital at 1,000%	$	148,156

Percentage of aggregate indebtedness to net capital is 15%.

The above computation does differ from the December 31, 2001 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA. The difference is primarily because of year-end audit adjustments for commissions and income taxes.

VB&H | Van Buren & Hauke, LLC
Certified Public Accountants | 63 Wall Street
Suite 2501
New York, New York 10005 | Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
ewealth securities, inc.

In planning and performing our audit of the financial statements and supplementary information of ewealth securities, inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in a company the size of ewealth securities, inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



New York, NY
February 15, 2002

Van Buren & Hauke, LLC
Certified Public Accountants

ewealth securities, inc.
(SEC I.D. No. 8-41857)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL